FOR IMMEDIATE RELEASE:

Afya Limited Announces Closing of the Acquisition of FESAR - Faculdade de Ensino Superior da Amazônia Reunida

November 3, 2020 – Afya Limited, or Afya (Nasdaq: AFYA) in addition to the Press Release released by the Company on August 27,2020, today announced the closing of its acquisition, through its wholly-owned subsidiary Afya Participações S.A., of 100% of the total share capital of FESAR.

The aggregate purchase price was R$260.8 million, including the CDI rate adjustment from the singing and the real state of the operation, estimated at R$ 21.0 million, of which 100% was paid in cash on the closing of the operation.

FESAR is a post-secondary education institution with government authorization to offer on-campus, undergraduate courses in medicine in the State of Pará and medical course represents 70% of its 2019’s Net Revenue. The 2024 projected Net Revenue for FESAR is R$ 88.6 million at full maturity, with medical courses representing 94% of this amount, an EV/EBITDA of 4.7x adjusted by the real state, at maturity and post synergies.

The acquisition will contribute 120 medical school seats to Afya. FESAR has 227 medical students and a potential of 864 medical students at full maturity in 2024. In 2019, the institution had 951 students ex- medicine.

About Afya

Afya is a leading medical education group in Brazil based on number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students and physicians to transform their ambitions into rewarding lifelong experiences from the moment they join us as medical students through their medical residency preparation, graduation program, continuing medical education activities and offering digital products to help doctors enhance their healthcare services through their whole career.

Contact: Investor Relations: ir@afya.com.br